Filed pursuant to Rule 433.  Registration Statement Nos. 333-184147 and 333-184147-01

RBS Exchange Traded Notes

RBS Rogers Enhanced Agriculture ETN (RGRA)

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RBS ETN Details
-------------------------------- -----------------------------------------------
Ticker                           RGRA
-------------------------------- -----------------------------------------------
Intraday Indicative Value Ticker RGRA.IV
-------------------------------- -----------------------------------------------
CUSIP                            78009P184
-------------------------------- -----------------------------------------------
ISIN                             US78009P1848
-------------------------------- -----------------------------------------------
PrimaryExchange                  NYSE Arca
-------------------------------- -----------------------------------------------
Annual Investor Fee              0.95% per annum
(accrued on a daily basis)
-------------------------------- -----------------------------------------------
Inception Date                   10/25/2012
-------------------------------- -----------------------------------------------
Maturity                         10/29/2042
-------------------------------- -----------------------------------------------
Issuer                           The Royal Bank of Scotland plc ("RBS plc")
-------------------------------- -----------------------------------------------
Guarantor                        The Royal Bank of Scotland Group plc ("RBSG")
-------------------------------- -----------------------------------------------
Repurchase                       at your option  You may offer your RBS
                                 ETNs to RBS plc for  repurchase on any business
                                 day on or prior to  10/21/2042,  provided  that
                                 you offer a minimum  of 20,000 RBS ETNs for any
                                 single  repurchase  and follow  the  procedures
                                 described in the pricing supplement.
-------------------------------- -----------------------------------------------
Early                            redemption  at our  option We may redeem all of
                                 the RBS ETNs at our  discretion  at any time on
                                 or  prior  to   10/22/2042.   Pursuant  to  our
                                 announced  plan to exit the  structured  retail
                                 investor products business, the likelihood that
                                 we will  redeem the RBS ETNs prior to  maturity
                                 has  increased.  See "Recent  Developments"  on
                                 page 4 for more information.
-------------------------------- -----------------------------------------------
Daily                            Redemption   Value   Upon   early
                                 repurchase or  redemption  or at maturity,  you
                                 will receive a cash payment  equal to the daily
                                 redemption   value  per  RBS  ETN.   The  daily
                                 redemption value on the relevant valuation date
                                 will be published on www.rbs.com/etnus/rgra*.
-------------------------------- -----------------------------------------------
Ranking                          and  Guarantee  The RBS  ETNs are
                                 unsecured  and senior debt  obligations  of RBS
                                 plc, as the Issuer,  and RBSG, as the Guarantor
                                 of the Issuer's obligations under the RBS ETNs.
                                 Any  payment  on the  ETNs  is  subject  to the
                                 ability  of the  Issuer  and  Guarantor  to pay
                                 their  respective  obligations  as they  become
                                 due.
-------------------------------- -----------------------------------------------

* Information  contained on our website is not incorporated by reference in, and should not be considered a part of, this[]document.

To find out more
Call toll free 855-RBS-ETPS or visit www.rbs.com/etnUS

Not FDIC Insured. May Lose Value.

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ETN Overview:

The RBS Rogers Enhanced Agriculture Exchange Traded Notes ("RBS ETNs") track the
RICI Enhanced(SM) Agriculture Total Return Index (the "Index") which provides exposure to 20 commodities in the agriculture commodity futures market, plus the rate of interest that could be earned on cash collateral invested in Treasury
Bills. The Index, designed in cooperation with prominent stock market and commodities investor Jim Rogers and RBS plc, is designed to track price changes for agriculture commodities.

RICI Enhanced(SM) Agriculture Total Return Index Features

Strategy: The RBS ETNs are designed to provide commodity exposure on the basis of expected economic global demand. By tracking in futures contracts with varying maturities, the Index seeks to maximize returns when there are significant price differences between near-dated and future- dated commodity contracts. This is unlike many commodity-linked investments in the market today which track solely front month contracts. A special rollover calendar defines specific selection criteria for each commodity contract, including term structure, seasonality and liquidity.

Commodity weightings: The individual commodity weightings are determined on the basis of the expected economic global demand for each commodity.

Rebalancing: The commodity weightings are reset to their target weights on a semi-annual basis.

Rules-based: The Index applies a rollover calendar to select contracts for each commodity.

Index Committee: Jim Rogers and the Index Committee annually review and adjust, as necessary, the composition of the Index. The objective of the Index is to track the price of commodities worldwide.

Determining the rollover calendar for individual commodities

All available futures contracts

Filtering criteria applied based on seasonal patterns and cycles
(for grains)

Liquidity
(except for palm oil)

Contracts are selected according to the individual rollover calendar for each commodity. Rollover based on liquidity and futures curves.

Index Performance and Standard Deviation -- as of 12/31/13

                                                                YTD   1-YEAR
                                                   3-mOntH (%)  (%)     (%)
-------------------------------------------------- ----------- ------ ------
RICI Enhanced(SM)Agriculture Total Return Index(1)    -3.30    -13.46 -13.46
SandP GSCI([R]) Agriculture Total Return Index          -6.70  -18.00 -18.00
DBIQ Diversified Agriculture Total Return Index[]     -3.78    -12.21 -12.21

annualiZed
  3-YEAR   std. deviatiOn
     (%)     1-year (%)(2)
---------- ---------------
   -6.23        9.53
   -9.78       14.77
   -8.41        8.39

Index  performance  returns do not reflect fees or transaction  costs associated with  investing in a product  linked to an index,  including  the RBS ETNs.  You cannot invest directly in an index. Past performance is not indicative of future results.

(1)  The Index is a total return version of the RICI Enhanced(SM) Agriculture
     Excess Return Index, which means that the level of the Index reflects interest that could have been earned on cash collateral with respect to the
     Index's notional holdings.

(2)  Based on daily returns. Standard deviation is a measure of volatility, and illustrates the extent of variation (whether higher or lower) that exists from the average given set of results. A low standard deviation indicates that the results tend to be very close to the average result (a low degree of volatility). In contrast, a high standard deviation indicates that the results are spread out over a large range of outcomes (a high degree of volatility). Because the standard deviation is based on historical data, it may not predict variability in annualized performance of the RBS ETNs in the future. Source: RBS plc

Illustration of a Hypothetical $10,000 Investment in Each of the Below-Listed
Indices -- 10/31/08 - 12/31/13

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Returns are for illustrative purposes only and do not represent actual RBS ETN performance. Index performance returns do not reflect any annual investor fee or transaction cost. Past performance is not indicative of future results. You can not invest directly in any index. Source: Bloomberg.

Hypothetical investments of $10,000 in each index are made as of 10/31/2008.

Component Commodity Weightings -- as of 12/31/13
------------------------------------------------
 COmpOnent's Name  target weigHts actual WeigHts
------------------ -------------- --------------
 Corn                   18.42%         17.64%
------------------ -------------- --------------
 Sugar                   8.55%          8.12%
------------------ -------------- --------------
 Soybeans                7.89%          8.06%
------------------ -------------- --------------
 Coffee                  7.89%          7.78%
------------------ -------------- --------------
 Wheat                   7.89%          7.33%
------------------ -------------- --------------
 Live Cattle             6.58%          6.88%
------------------ -------------- --------------
 Lean Hogs               5.26%          5.52%
------------------ -------------- --------------
 Cotton                  5.26%          5.38%
------------------ -------------- --------------
 Soybean Oil             5.26%          5.34%
------------------ -------------- --------------
 Kansas City Wheat       5.26%          4.81%
------------------ -------------- --------------
 Cocoa                   3.95%          4.16%
------------------ -------------- --------------
 Soymeal                 3.29%          3.48%
------------------ -------------- --------------
 Palm Oil                2.63%          3.05%
------------------ -------------- --------------
 Coffee Robusta          2.63%          2.72%
------------------ -------------- --------------
 Rubber                  2.63%          2.65%
------------------ -------------- --------------
 Oats                    1.32%          1.65%
------------------ -------------- --------------
 Orange Juice            1.32%          1.47%
------------------ -------------- --------------
 Lumber                  1.32%          1.41%
------------------ -------------- --------------
 Rice                    1.32%          1.38%
------------------ -------------- --------------
 Minneapolis Wheat       1.32%          1.18%
------------------ -------------- --------------
 Total                  100.00%        100.00%
------------------ -------------- --------------

Source: RBS plc

Note: The Index is rebalanced back to its target weightings in April and October of each year.

The RBS ETNs are not sponsored, endorsed, sold or promoted by Beeland Interests
Inc. ("Beeland Interests"), James B. Rogers, Jr. or Diapason Commodities
Management SA ("Diapason"). Neither Beeland Interests, James B. Rogers, Jr. nor
Diapason makes any representation or warranty, express or implied, nor accepts any responsibility, regarding the accuracy or completeness of this document, or the advisability of investing in securities or commodities generally, or in the
RBS ETNs or in futures particularly. "Jim Rogers", "James Beeland Rogers, Jr.",
"Rogers", "Rogers International Commodity Index", "RICI", "RICI Enhanced", and
the names of all other RICI Enhanced(SM) Indices mentioned herein are trademarks, service marks and/or registered marks of Beeland Interests, Inc., which is owned and controlled by James Beeland Rogers, Jr., and are used subject to license. The personal names and likeness of Jim Rogers/James Beeland Rogers,
Jr. are owned and licensed by James Beeland Rogers, Jr.

NEITHER BEELAND INTERESTS NOR DIAPASON, NOR ANY OF THEIR RESPECTIVE AFFILIATES
OR AGENTS, GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE ROGERS
INTERNATIONAL COMMODITY INDEX ("RICI"), THE RICI ENHANCED, ANY SUB-INDEX
THEREOF, OR ANY DATA INCLUDED THEREIN. SUCH PERSON SHALL NOT HAVE ANY LIABILITY
FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN AND MAKES NO WARRANTY,
EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF THE RBS ETNS, OR
ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RICI, THE RICI ENHANCED, ANY
SUB-INDEX THEREOF, ANY DATA INCLUDED THEREIN OR THE RBS ETNS. NEITHER BEELAND
INTERESTS NOR DIAPASON, NOR ANY OF THEIR RESPECTIVE AFFILIATES OR AGENTS, MAKES
ANY EXPRESS OR IMPLIED WARRANTIES, AND EACH EXPRESSLY DISCLAIMS ALL WARRANTIES
OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO
THE RICI, THE RICI ENHANCED, ANY SUB INDEX THEREOF, OR ANY DATA INCLUDED
THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BEELAND
INTERESTS, DIAPASON OR ANY OF THEIR RESPECTIVE AFFILIATES OR AGENTS HAVE ANY
LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL, OR CONSEQUENTIAL
DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Selected RisK COnsideratiOns: Investing in the RBS ETNs involves a number of risks. Some of the risks relating to the RBS ETNs are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk
Factors" in the applicable pricing supplement.

You may lose all or a significant portion of your investment: The RBS ETNs are not principal protected. If the level of the Index decreases, or does not increase by an amount sufficient to offset the investor fee, you will receive less, and possibly significantly less, at maturity or upon early repurchase or redemption than your original investment in the RBS ETNs.

The RBS ETNs involve risks not associated with an investment in conventional debt securities. Credit risk of RBS plc and RBS Group: The RBS ETNs are unsecured and unsubordinated obligations of RBS plc, as issuer, and are guaranteed by RBS Group. You are dependent on RBS plc's ability to pay all amounts due on the RBS ETNs, and therefore you are subject to the credit risk of
RBS plc and to changes in the market's view of RBS plc's creditworthiness. In addition, because the RBS ETNs are guaranteed by RBS Group, you are also dependent on the credit risk of RBS Group in the event that RBS plc fails to make any payment or delivery required by the terms of the RBS ETNs.

Issuer redemption: RBS plc has the right to redeem or "call" the RBS ETNs, in whole but not in part, at its sole discretion at any time from the initial settlement date to and including 10/24/2042. In addition, the implementation of the RBS Retail Investor Products Exit Plan (as described below under "Recent
Developments") increases the likelihood of our calling the RBS ETNs prior to maturity.

Strategy Risk: The Index is designed to provide commodity exposure by tracking the performance of a basket of commodity futures contracts. Under the Index methodology, the selection and rolling of the futures contracts for each commodity is based on a formula that was designed to take into account factors including liquidity, seasonality, and term structure. Additionally because the
Index tracks futures contracts with varying expiration dates, it may perform poorly in severely backwardated markets when compared to commodity indices that track futures contracts with expiration dates closer to the front month.

Market Risk: The return on the RBS ETNs will depend on the performance of the
Index and other market conditions. The RBS ETNs will reflect the return of the underlying RICI Enhanced(SM) Commodity Index, which tracks exchange-traded futures contracts referencing the commodities traded by the Index. The RBS ETNs do not track physical commodities or their spot prices. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given time. The RBS ETNs are subject to the risks associated with investing on US and foreign exchanges and may underperform the spot and futures market in general.

A trading market for the RBS ETNs may not develop: Although the RBS ETNs are listed on NYSE Arca, Inc., there is no guarantee that the listing will be maintained or that a secondary market will develop. RBS plc is not required to maintain any listing of the RBS ETNs.

No Interest Payments: You will not receive any interest payments on the RBS
ETNs.

Restrictions on your ability to offer RBS ETNs for repurchase by us: You must offer at least 20,000 RBS ETNs to us for any single repurchase and satisfy the other requirements described in the applicable pricing supplement for your repurchase offer to be considered.

Actual trading price or market price may vary significantly from indicative value and daily redemption value: The indicative value is meant to approximate the intrinsic economic value of the RBS ETNs from time to time. Any payment on the RBS ETNs at maturity or upon early repurchase or redemption is based on the daily redemption value, which is determined by the calculation agent. If you purchase or sell RBS ETNs in the secondary market, you will pay or receive the market price of an RBS ETN. Factors that may influence the market price of the
RBS ETNs include: the level of the Index; the performance of, and volatility in, the spot prices of and futures contracts referencing commodities tracked by the
Index, supply and demand for the RBS ETNs; economic, financial, political, regulatory or judicial events that affect the level of the Index; and the actual or perceived creditworthiness of RBS plc and RBS Group.

The Index has limited actual history and may perform in unexpected ways: The
Index was created by RBS plc, as Index Sponsor, and established on October 31,
2007. As such, it has limited actual history and may perform in unexpected ways.
The historical performance of the Index should not be taken as indication of future performance.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the RBS
ETNs are uncertain. You should consult your own tax adviser about your own situation.

The RBS ETNs are complex and not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS
ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.

IMPORTANT INFORMATION: RBS plc and RBS Group have filed a registration statement
(including a prospectus) with the U.S. Securities and Exchange Commission (SEC)
for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been filed by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS plc, RBS Securities Inc. (RBSSI) or
any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling
1-855-RBS-ETPS (toll-free).

RECENT DEVELOPMENTS: On June 13, 2013, we announced that we would be exiting the structured retail investor products business that is responsible for issuing and maintaining the RBS ETNs, and that we expect to move such business into a runoff organization which will go through a process of restructuring and / or business sales (the "RBS Retail Investor Products Exit Plan"). The implementation of the
RBS Retail Investor Products Exit Plan increases the likelihood that the RBS
ETNs will be redeemed by us prior to maturity. We plan to continue to maintain and issue the RBS ETNs, but our plans could change. We cannot give you any assurances as to any minimum period of time that you may hold the RBS ETNs before we redeem them at our option.

NEITHER THE INDICATION THAT SECURITIES OR OTHER FINANCIAL PRODUCTS OFFERED
HEREIN ARE BASED ON DATA PROVIDED BY ICE DATA LLP, NOR THE USE OF THE TRADEMARKS
OF ICE DATA LLP IN CONNECTION WITH SECURITIES OR OTHER FINANCIAL PRODUCTS
DERIVED FROM SUCH DATA IN ANY WAY SUGGESTS OR IMPLIES A REPRESENTATION OR
OPINION BY ICE DATA OR ANY OF ITS AFFILIATES AS TO THE ATTRACTIVENESS OF
INVESTMENT IN ANY SECURITIES OR OTHER FINANCIAL PRODUCTS BASED UPON OR DERIVED
FROM SUCH DATA. ICE DATA IS NOT THE ISSUER OF ANY SUCH SECURITIES OR OTHER
FINANCIAL PRODUCTS AND MAKES NO EXPRESS OR IMPLIED WARRANTIES WHATSOEVER,
INCLUDING BUT NOT LIMITED TO, WARRANTIES OF MERCHANTABILITY OR FITNESS FOR ANY
PARTICULAR PURPOSE WITH RESPECT TO SUCH DATA INCLUDED OR REFLECTED THEREIN, NOR
AS TO RESULTS TO BE OBTAINED BY ANY PERSON OR ANY ENTITY FROM THE USE OF THE
DATA INCLUDED OR REFLECTED THEREIN.

The Index is calculated by NYSE Arca, Inc. ("NYSE Arca"), a wholly-owned subsidiary of NYSE Euronext. The RBS ETNs, which are based on the Index, are not issued, sponsored, endorsed, sold or promoted by NYSE Arca, and NYSE Arca makes no representation regarding the advisability of investing in such product. NYSE
ARCA MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL
WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT
TO THE INDEX OR ANY DATA INCLUDED THEREIN. IN NO EVENT SHALL NYSE ARCA HAVE ANY
LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES
(INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Copyright [C] RBS Securities Inc. All rights reserved.

RBS Securities Inc., is a U.S. registered broker-dealer, member of FINRA and
SIPC, and an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc and The Royal Bank of Scotland Group plc.